SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           Notification of Late Filing

                       Commission File Number: 333-130173
                                               ----------

(Check one)

|_|   Form 10-K and Form 10-KSB Form 11-K
|X|   Form 20-F Form 10-Q and Form 10-QSB Form N-SAR

      For period ended June 30, 2006

|_|   Transition Report on Form 10-K and Form 10-KSB
|_|   Transition Report on Form 20-F
|_|   Transition Report on Form 11-K
|_|   Transition Report on Form 10-Q and Form 10-QSB
|_|   Transition Report on Form N-SAR

      For the transition period ended |_|

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: |_|


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant INFOSEARCH MEDIA, INC.
                        ----------------------

Former name if applicable |_|

Address of principal executive office (Street and Number) 4086 Del Ray Avenue
                                                          --------------------

City, State and Zip Code Marina Del Ray, California 90292
                         --------------------------------

                                     PART II
                             RULE 12B-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

   |X|      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X|      (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   |_|      (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.


                               PART III NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company was unable to compile the necessary financial information required to prepare a complete filing. Thus, the Company would be unable to file the periodic report in a timely manner without unreasonable effort or expense. The Company expects to file within the extension period.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.


     Frank Knuettel, II           310                   437-7380
                                  ---                   --------
           (Name)              (Area Code)         (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                          |X|   Yes    |_|  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |_|   Yes    |X|  No

                             InfoSearch Media, Inc.
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 14, 2006             By:     /s/ Frank Knuettel, II
                                          Frank Knuettel, II
                                          Chief Financial Officer